Exhibit 99.(a)(1)(C)

ELECTION FORM

Dated                      , 2005

THE OFFER RIGHTS EXPIRE AT MIDNIGHT, PACIFIC TIME, ON

AUGUST 5, 2005, UNLESS EXTENDED

Participation Instructions:

1. Print this form, complete it, sign it and fax it to Sorrell Johnson at (650) 390-1976 as soon as possible, but in any event, not later than Midnight, Pacific Time, on August 5, 2005 (or a later expiration date if Ariba extends the offer).

2. Please keep a confirmation of receipt of your facsimile transmittal of this form for your record keeping purposes.

3. Ensure that you receive confirmation of receipt from Ariba within 3 business days. Otherwise please send a copy of your fax confirmation or receipt to evidence proper and timely submission of this form.

To Ariba, Inc.:

I have received the Offer to Exchange dated July 7, 2005 (the “Offer to Exchange”) relating to Ariba, Inc.’s (“Ariba”) offer to exchange certain options held by its employees (the “Offer”). I understand that my “Eligible Options” are only those options held by me with an exercise price equal to or greater than $10.00 per share, and that the Offer is only available to employees who qualify as “Eligible Participants” and who remain “Eligible Participants” through the close of the Offer.

Election

☐	I hereby elect to cancel all of my Eligible Options, according to the terms and conditions stated in the Offer to Exchange.

☐	I do not accept the Offer to exchange all of my Eligible Options. I understand that I will not receive any consideration for my Eligible Options and my Eligible Options will continue on their current terms.

I hereby agree that, unless I revoke my election before midnight Pacific Time on August 5, 2005 (or a later expiration date if Ariba extends the Offer), my election will be irrevocable. If accepted by Ariba, such surrendered Eligible Options will be cancelled in their entirety on or after such date. I understand that the consideration for the cancellation of my Eligible Options will be in the form of Restricted Common Shares and the number of shares of Restricted Common Shares that I will receive will be determined as of the Offer Termination Date. I further understand that I will receive my Restricted Common Shares after August 6, 2005.

I further understand and agree that the tender of my Eligible Options will be for the full number of shares outstanding thereunder.

I acknowledge and agree that, by accepting this Offer, I have agreed to all of the terms applicable to me in Appendix A to the Offer to Exchange (“Guide to International Issues”).

I acknowledge and agree that neither the ability to participate in the Offer nor actual participation in the Offer shall be construed as a right to continued employment with Ariba or my employer (except on an at-will basis, unless otherwise required by local law). I agree that Ariba has made no representations or warranties to me regarding this Offer or the future value of Ariba stock, and that my participation in this Offer is at my own discretion.

I AGREE THAT ARIBA SHALL NOT BE LIABLE FOR ANY COSTS, TAXES, LOSS OR DAMAGE THAT I MAY INCUR THROUGH MY ELECTION TO PARTICIPATE IN THIS OFFER.

Optionee Signature	Date

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